Exhibit (a)(1)(H)

Sent:	________ A.M. / P.M., __________________, 2013
From:	__________________________________________
To:	__________________________________________
Subject:	Option Exchange Program – New Option Grant Confirmation

Thank you for participating in Rimage’s option exchange program. The eligible options that you elected to exchange have been accepted for exchange and cancelled, and your new options have been granted, as indicated in the table below. The exchange date for cancellation of your eligible options and grant date for your new options is September 4, 2013.

The number of common shares subject to each of your new options is indicated in the table. The exercise price of your new options is $____ per share. Each new option is subject to the terms and conditions of our Second Amended and Restated 2007 Stock Incentive Plan and the applicable Option Agreement.

Eligible Options					New Options
Grant ID	Grant Date	Exercise Price	Shares Subject to Eligible Options	Exchange Ratio	Shares Subject to New Option	Exercise Price	Expiration Date

If you have any questions about the option exchange program, please email us at optionexchange@rimage.com.

Regards,